Notice of Exempt Solicitation

NAME OF REGISTRANT: Gilead Sciences, Inc

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N Geyer Rd, Frontenac, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting person does not beneficially own more than $5 million of the class of subject securities, and the notice is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

We are writing to urge Gilead Sciences, Inc (“Gilead” or the “Company”) shareholders to VOTE FOR PROPOSAL 6 (Stockholder Proposal Requesting a Comprehensive Human Rights Policy and Human Rights Due Diligence Process) on the Company’s 2025 proxy.

The Shareholder Proposal:

RESOLVED, that shareholders of Gilead Sciences Inc.(“Gilead” or the “Company”) urge the board of directors to adopt a comprehensive human rights policy covering Gilead’s operations, activities, business relationships, and products, that commits Gilead to respecting internationally recognized human rights, including the right to health, and to conducting human rights due diligence(“HRDD”) to identify, prevent, mitigate, and remedy the most salient adverse human rights impacts caused by Gilead’s or a supplier’s activities.

Introduction:

The right to health is enshrined in international human rights principles:

•	The Universal Declaration of Human Rights states, “Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including . . . medical care[1].”

•	Article 12.1 of the International Covenant on Economic, Social, and Cultural Rights “recognize[s] the right of everyone to the enjoyment of the highest attainable standard of physical and mental health[2].”

•	The World Health Organization’s Constitution states, “The enjoyment of the highest attainable standard of health is one of the fundamental rights of every human being without distinction of race, religion, political belief, economic or social condition[3].”

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1 https://www.ohchr.org/en/human-rights/universal-declaration/translations/english

2 www.ohchr.org/en/instruments-mechanisms/instruments/international-covenant-economic-social-and-cultural-rights; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7605313

3 https://www.who.int/about/accountability/governance/constitution

According to the U.N. Special Rapporteur on the right to health (the “Special Rapporteur”), “[t]he issue of access to medicines is a fundamental component of the full realization of the right to health. Medical care in the event of sickness and the prevention, and treatment and control of diseases, depends largely on timely and appropriate access to quality medicines. . . . From a human rights perspective, access to medicines is intrinsically linked with the principles of equality and non-discrimination, transparency, participation, and accountability4.”

Pharmaceutical companies “ha[ve] an indispensable role to play in relation to the right to health and access to medicines,” but their policies have been cited as a barrier to access5. The Special Rapporteur’s “Human Rights Guidelines for Pharmaceutical Companies in Relation to Access to Medicines” (the “Guidelines”) recommend that pharmaceutical firms “should adopt a human rights policy statement which expressly recognises the importance of human rights generally, and the right to the highest attainable standard of health in particular” and “should integrate human rights, including the right to the highest attainable standard of health, into the strategies, policies, programmes, projects and activities of the company6.”

Specifically, the Guidelines urge that pharmaceutical companies should “be as transparent as possible” with regard to access to medicines; “disclose all current advocacy and lobbying positions, and related activities, at the regional, national and international levels, that impact or may impact upon access to medicines”; and “consider all the arrangements at its disposal with a view to ensuring that its medicines are affordable to as many people as possible7.”

Moreover, the UNGPs explicitly state that companies must conduct human rights due diligence to identify and address adverse salient risks and adverse impacts connected with their products and services, particularly if the scale and scope of the impacts are likely to be large. Such an approach should certainly be applied to the Company’s most important business consideration, that of pricing and access to medicines.

In fact, several direct industry peers have better due diligence and assessment models in place. While not perfect, Sanofi8, Novartis9, and Novo Nordisk10 all disclose processes that describe their commitment not just to a robust human rights policy, but diligence and assessment of that policy.

Additionally, addressing the costs of human rights violations and health inequity may help protect the company’s shareholders from the economy-wide costs and macroeconomic threats related to human rights violations. A recent paper by Deloitte found that “addressing health equity gaps across the United States could add US$2.8 trillion to the US gross domestic product by 2040, representing a 9.5% increase over current economic projections11.”

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4 https://www.ohchr.org/en/special-procedures/sr-health/access-medicines-and-right-health

5 SYMPOSIUM ARTICLE: Human Rights Responsibilities of Pharmaceutical Companies in Relation to Access to Medicines, 40 J.L. Med. & Ethics 220 (Summer 2012)

6 https://www.ohchr.org/Documents/Issues/Health/GuidelinesForPharmaceuticalCompanies.doc, paras 1-2

7 Guidelines, paras. 6, 17, 33

8 https://www.sanofi.com/assets/dotcom/content-app/documents/Human_right_activities_EN.pdf

9 https://www.novartis.com/esg/ethics-risk-and-compliance/human-rights

10 https://www.novonordisk.com/content/dam/nncorp/global/en/sustainable-business/pdfs/esg-portal/2024/novo-nordisk-human-rights-report-2023.pdf

11 https://www2.deloitte.com/us/en/insights/industry/health-care/health-equity-economic-impact.html

Regulatory, legal, and financial risks persist:

Gilead continues to suffer from several high-profile controversies which present significant risk to investors. Gilead has been criticized for limiting access to its lifesaving HIV medications. Its recent deal licensing to six generics manufacturers the right to sell the “game-changing”12 long-acting lenacapavir has been faulted for side stepping the Medicines Patent Pool and for its inadequate geographic reach.13 Lenacapavir’s annual U.S. price of over $40,000 also inhibits access.14 Gilead recently settled one case and faces a much larger one claiming that its delay in seeking approval for a safer form of tenofovir out of a desire to fully exploit its exclusivity period for its already FDA-approved but much more toxic form of the drug caused kidney and bone damage that killed patients.15 A HRDD process could potentially have flagged these products as risky and the Company could have taken proactive steps to keep these lawsuits from happening.

The statement in opposition is insufficient:

The statement of opposition states that “A Separate Human Rights Policy is Redundant and Unnecessary”. It then lists various codes of conduct and other reporting unrelated to human rights. The fact that they are out of step with not only the peer companies listed earlier, but also Bristol Myers Squibb16, Pfizer17, and Moderna,18 illustrates that the industry understands a supplier code of conduct is not a sufficient replacement for a robust human rights policy. In fact, the supplier code’s requirement that suppliers conduct HRDD to identify and address human rights risks would not identify adverse impacts of Gilead’s own operations; also, suppliers’ incentives, including those created by purchasing practices, may discourage them from undertaking robust HRDD.19

The Company says that “We believe that human rights is an important issue that is not static,” but then provides no disclosures around any process that would demonstrate that sentiment to be true. While the commitments are laudable, they ring hollow when the Company doesn’t lean into this very commitment to examine the core of its business – which is getting its products to patients.

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12 https://www.unaids.org/en/resources/presscentre/pressreleaseandstatementarchive/2024/july/20240710_le

13 https://www.citizen.org/news/hiv-breakthrough-drug-licensing-deal-marks-significant-but-flawed-step-for-access/

14 https://msfaccess.org/activists-aids2024-demand-break-gileads-lenacapavir-monopoly-gileads-price-100000-higher-target

15 https://www.statnews.com/2024/08/16/gilead-suit-patent-hopping-hiv-treatment/

16 https://www.bms.com/assets/bms/us/en-us/pdf/bms-human-rights-global-position.pdf

17 https://cdn.pfizer.com/pfizercom/about/Human_Rights_Policy_Statement_2024.pdf

18 https://static.modernatx.com/pm/6cef78f8-8dad-4fc9-83d5-d2fbb7cff867/1b007783-9e91-43c7-85d0-05d05fea2c4b/1b007783-9e91-43c7-85d0-05d05fea2c4b_viewable_rendition__v.pdf

19 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

Conclusion:

Lack of access to medicines poses a systemic threat to public health and the economy. When the availability of lifesaving drugs is compromised, the entire economy suffers. And when the economy suffers, investors lose. Gilead claims that20:

We understand that making the world a healthier place for all people means going beyond the medicine to help remedy health inequities and other barriers to care.

We believe that to fulfill this commitment, the company must commit to HRDD, and disclose the results of that diligence, on the impacts of its operations, activities, business relationships, and products related to access to medicines.

For these reasons, we ask you to vote FOR Proposal 6.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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20 https://www.gilead.com/responsibility/health-equity